Exhibit 99.1
XSEL Receives NASDAQ Delisting Notice
BEIJING, March 3, 2011 — Xinhua Sports & Entertainment Limited (NASDAQ: XSEL), (“XSEL” or the “Company”) today announced that, on February 25, 2011, the Company was notified by the Staff of the NASDAQ Stock Market LLC that the Staff has determined that the Company’s securities will be delisted from NASDAQ. Trading of the Company’s American Depositary Shares will be suspended at the opening of business on March 8, 2011. The Staff’s determination is based on the Company’s announcement on Form 6-K filed with the Securities and Exchange Commission on February 25, 2011 and associated public interest concerns raised by it, concerns regarding the residual equity interest of the existing listed securities holders, and concerns about the Company’s ability to sustain compliance with all requirements for continued listing on The Nasdaq Stock Market. On October 4, 2010, Staff also notified the Company that the Market Value of Publicly Held Shares of its American Depositary Shares had failed to maintain $15,000,000 for 30 consecutive trading days, and accordingly, that it did not comply with Listing Rule 5450(b)(2)(c).
End